IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES $400 MILLION TERM LOAN FINANCING

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, May 16, 2023 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today announced that it has entered into a five year second lien secured term loan (the "2nd Lien Term Loan" or "Term Loan") in a principal amount of $400 million from three institutional lenders. The 2nd Lien Term Loan is part of the ongoing initiatives by IAMGOLD to proactively increase the strength of its balance sheet during the construction, commissioning and ramp up of the Côté Gold Project ("Côté Gold" or "Côté"). The construction budget and schedule of Côté Gold remains on track, with the project approximately 80% complete as of the end of March 2023.

Oaktree Capital Management, L.P. ("Oaktree"), through funds managed by Oaktree, is the lead lender; with significant participation by Värde Partners and CI Global Asset Management.

"Following the strategic transactions announced at the end of last year, which have positioned IAMGOLD with sufficient funding to complete the construction and ramp up of Côté Gold as currently contemplated, the Company has continued to work on improving its balance sheet and liquidity. The announcement today is an important step for the Company in its objectives of putting in place a more appropriate capital structure and position itself for an ultimate return to the 70% ownership interest in Côté Gold in the future. Côté Gold remains on track for production in early 2024 and is a key pillar in our strategy to position IAMGOLD as a leading high margin gold producer," said Renaud Adams, President and Chief Executive Officer of IAMGOLD.

Maarten Theunissen, Chief Financial Officer of IAMGOLD, commented "This Term Loan increases the financial flexibility and liquidity of the Company and is well suited to support the completion of the construction of the large scale, long life Côté Gold Project that is expected to produce significant cash flows once in production. The $490 million revolving credit facility, which was being used and forecast to be near fully drawn by completion of construction, is now expected to remain almost fully undrawn and provide a prudent source of further liquidity should the Company so require in response to unforeseen changes in the operating or macroeconomic environment during a critical period for the Company as Côté ramps up to full production."

"We are pleased to partner with leading investors such as Oaktree, Värde Partners and CI Global Asset Management as we execute on our repositioning of IAMGOLD," continued Mr. Theunissen. "I would also like to thank the syndicate of lenders in our existing revolving credit facility, which have consented to the Term Loan and supported IAMGOLD as we closed multiple strategic transactions over the last six months for the benefit of all stakeholders."

Facility Highlights

The 2nd Lien Term Loan is fully funded at closing today and is the outcome of a comprehensive and competitive process conducted by the Company together with its financial and legal advisors. Terms of the 2nd Lien Term Loan include the following:

- Aggregate principal amount: $400 million; original issue discount of 3%.
- Term: 5 years.
- Mandatory amortization: none.
- Interest rate: floating rate equal to the sum of the Secured Overnight Financing Rate ("SOFR") + 825 bps, and subject to a 2% SOFR floor.
- Security: secured by a second ranking lien on substantially all of the assets of IAMGOLD.
- Call provisions: Make-Whole Premium for first 2 years, 104% after year 2, 101% after year 3 and 100% thereafter.

- Financial covenants:
    - Minimum liquidity of $150 million defined as consolidated cash plus available amounts under the Company's revolving credit facility.
    - Consolidated Coverage Ratio of 1.5x, defined as trailing 12-month consolidated EBITDA to consolidated interest expense.
- Restrictive covenants, events of default and other terms & conditions: substantially consistent with the terms and conditions of the existing indenture governing the Company's 5.75% senior notes due 2028, subject to certain agreed changes.

The Term Loan has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

Citi is acting as financial advisor and Goodmans LLP as legal advisor to IAMGOLD in connection with the Term Loan.

About Oaktree

Oaktree is a leader among global investment managers specializing in alternative investments, with $172 billion in assets under management as of March 31, 2023. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,100 employees and offices in 20 cities worldwide. For additional information, please visit Oaktree's website at http://www.oaktreecapital.com.

In 2019, Brookfield Asset Management acquired a majority interest in Oaktree. Together, Brookfield and Oaktree provide investors with one of the most comprehensive offerings of alternative investment products available today. While partnering to leverage one another's strengths, Oaktree operates as an independent business within the Brookfield family, with its own product offerings and investment, marketing, and support teams. To learn more about Brookfield, please visit http://www.brookfield.com.

About Värde Partners

Värde Partners is a leading global alternative investment firm specializing in credit and credit-related assets. Founded in 1993, the firm has invested through multiple credit cycles, building on its roots in special situations and distressed to invest more than $95 billion across the credit quality and liquidity spectrum in both public and private markets. Värde currently manages over $13 billion in assets with teams in North America, Europe, and Asia Pacific focused on Corporate & Traded Credit, Real Estate, and Financial Services. For more information, please visit www.varde.com.

About CI Global Asset Management

CI Global Asset Management is one of Canada's largest investment management companies. It offers a wide range of investment products and services and is on the web at www.ci.com. CI Global Asset Management is a subsidiary of CI Financial Corp. (TSX: CIX), an integrated global asset and wealth management company with $391.1 billion in total assets as of March 31, 2023.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,200 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange

(NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted index consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "target", "strategy", or "project" or the negative or other variations of these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the progress of development at Côté Gold, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production at Côté Gold; cash flows from Côté Gold once in production; the Company's capital structure; the Company's ability to return to the 70% interest in Côté Gold in the future; amounts drawn under the Company's revolving credit facility and the availability of the revolving credit facility as a source of future liquidity; and funding under the Company's 2nd Lien Term Loan.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's business strategies and its ability to execute thereon; the ability of the Company to successfully complete construction of Coté Gold and commence commercial production, and anticipated timing thereof; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); the availability of labour and contractors, key inputs for the Company and global supply chains; unexpected geological conditions; increasing competition and consolidation in the mining sector; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; receipt of funding under the Company's 2nd Lien Term Loan; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; the speculative nature of exploration and development; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.